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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D/A (RULE 13D-101)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13D-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SEEC, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

784110108

(CUSIP Number)

John A. Denniston

Kleiner, Perkins Caufield & Byers

2750 Sand Hill Road

Menlo Park, CA 94025

(650) 233-2750

with a copy to:

Matthew R. Gemello

Baker & McKenzie

Two Embarcadero Center

Twenty-fourth Floor

San Francisco, CA 94111

(415) 576-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 14, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Vinod Khosla S.S. or I.R.S. Identification Nos. of Above Persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00, PF, and AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,973

	8.	Shared Voting Power 1,182,381

	9.	Sole Dispositive Power 22,973

	10.	Shared Dispositive Power 1,182,381

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,205,354 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 16.3%

14.	Type of Reporting Person (See Instructions) IN

(1)               Mr. Khosla disclaims benefeical ownership of any shares of SEEC, Inc. stock not held directly by him.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). KPCB IX Associates, LLC S.S. or I.R.S. Identification Nos. of Above Persons (entities only) 94-332 07 06

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,182,381

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,182,381

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,182,381

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 16.0%

14.	Type of Reporting Person (See Instructions) PN

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Kleiner Perkins Caufield & Byers IX-A, L.P.
S.S. or I.R.S. Identification Nos. of Above Persons (entities only)
94 - 332 07 07

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 937,042

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 937,042

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 937,042

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 12.7%

14.	Type of Reporting Person (See Instructions) PN

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Kleiner Perkins Caufield & Byers IX-B, L.P.
S.S. or I.R.S. Identification Nos. of Above Persons (entities only)
94-3324139

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 28,929

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 28,929

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,929

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.4%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). KPCB Holdings, Inc. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) 2154956

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,081,912

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,081,912

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 14.6%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Amendment No. 1 (this “Amendment”) to Schedule 13D relates to the common stock, par value $0.01 per share (the “Issuer Common Stock”), and the convertible preferred stock, par value $0.01 per share (the “Issuer Preferred Stock”) of SEEC, Inc., a Pennsylvania corporation (the Issuer).  The Issuer Preferred Stock is convertible on demand into shares of Issuer Common Stock on a one-for-one basis and Issuer Preferred Stock votes with Issuer Common Stock on a one-for-one basis.

This Amendment supplements and amends the initial Schedule 13D filed January 21, 2003, by Vinod Khosla, KPCB IX Associates LLC (“KPCB Associates”), Kleiner Perkins Caulfield & Byers IX-A, L.P. (“KPCB IX-A”), Kleiner Perkins Caufield & Byers IX-B, L.P. (“KPCB IX B”), and KPCB Holdings, Inc.  (“Holdings”) (the “Schedule 13D”).  This Amendment reports that certain of the transaction documents executed in connection with the Other Transactions (defined in Item 4, below) have been amended and restated in their entirety.  Except as provided herein, the Amendment does not modify any of the information previously reported on the Schedule 13D, other than the cover pages of the Schedule 13D, Item 4 and Item 5, which have been amended and restated in their entirety, and Item 7, which has been supplemented.  The principal executive offices of the Issuer are located Park West One, Cliff Nine Road, Ste.  200, Pittsburgh, Pennsylvania 15275.

Item 4.	Purpose of Transaction
Item 4 is amended and restated in its entirety as follows:

(a)-(g)               The PIPE Shares acquired pursuant to the PIPE Transaction represent a significant ownership interest in the Issuer.  In addition, to the extent the Other Transactions are completed (as described in this Item 4), Mr. Khosla and KPCB Associates will have a substantial interest in the Issuer (as described in this Item 4, closing of the Other Transactions is subject to certain conditions, including shareholder approval).  Further, in connection with the PIPE Transaction, the Issuer agreed that, for so long as Holdings owns at least 200,000 shares of the PIPE Shares, it will use its best efforts to cause two designees of Holdings to be appointed to its board of directors.  Effective as of immediately following the closing of the PIPE Transaction, Mr. Khosla was named to the Issuer’s board of directors as one of these two designees.  Pursuant to the PIPE Transaction, the Issuer agreed to cause a registration statement covering the PIPE Shares to be filed no later than ten business days following the date that the Issuer files a Form 8-K with the SEC containing the financial statements of Asera (as defined in this Item 4) required to be included therein.

The Reporting Persons currently have no plan or proposal to acquire additional shares of Issuer Common Stock on the open market or otherwise, other than the PIPE Shares acquired pursuant to the PIPE Transaction and the additional Issuer Preferred Stock and Common Stock expected to be acquired pursuant to the Other Transactions.  Other than as described in this Item 4, the Reporting Persons presently have no plan or proposal relating to the matters listed in Items (a)-(g) of Schedule l3D.  The Reporting Persons reserve their right to change their plans or purposes with respect to these matters.

Concurrently with the PIPE Transaction, the Issuer purchased certain assets, and assumed certain liabilities, of Asera, Inc., a Delaware corporation (“Asera”), pursuant to that certain Asset Purchase Agreement dated as of January 8, 2003 (the “Asset Transaction”).  Included among the liabilities to be assumed was Asera’s senior secured debt in the aggregate principal amount of $2,112,525 owed by Asera to several of its existing stockholders, including Holdings (the “Bridge Lenders”).

In connection with the Asset Transaction, Holdings, as the representative and collateral agent for and on behalf of all Bridge Lenders, entered into that certain Consent and Agreement dated as of January 8, 2003 (the “Conversion Agreement”), with, among others, Asera and the Issuer, pursuant to which the Bridge Lenders agreed to convert all amounts owed to the Bridge Lenders into an aggregate of 1,646,129 shares of Issuer Common Stock and the right, in certain circumstances to receive an aggregate of $301,782.32, subject to the satisfaction of certain specified conditions including, without limitation, the approval of the Issuer’s shareholders (such transaction, the “Bridge Conversion”).  On August 14, 2003. the Conversion Agreement was amended and restated in its entirety (such amended and restated Conversion Agreement, the “Restated Conversion Agreement”) to provide that all amounts owed to the Bridge Lenders would be converted into an aggregate of 1,646,129 shares of Issuer Preferred

Stock and the right, in certain circumstances to receive an aggregate of $301,782.32, subject to the satisfaction of certain specified conditions including, without limitation, the approval of the Issuer’s shareholders (such transaction, the “Bridge Conversion”).  In addition, concurrently with the Bridge Conversion, the Issuer will pay in cash all interest accrued from and after January 9, 2003 to the Bridge Lenders.

Concurrently with the PIPE Transaction, Holdings and the Issuer entered into that certain Consulting Agreement dated as of January 8, 2003 (the “Consulting Agreement”), pursuant to which Holdings agreed to provide certain consulting services to the Issuer in exchange for the issuance of warrants to purchase up to an aggregate of 2,500,000 shares of Issuer Common Stock (the “Consulting Warrants”), effective upon the satisfaction of certain specified conditions including, without limitation, the approval of the Issuer’s shareholders.  On August 14, 2003, the Consulting Agreement was amended and restated in its entirety to amend the certain specified conditions to the exercisability of the Consulting Warrants (such amended and restated Consulting Agreement, the “Restated Consulting Agreement”).

For the purposes hereof, the execution of the Asset Purchase Agreement, the Restated Conversion Agreement and the Restated Consulting Agreement and the consummation of each of the transactions contemplated thereby including, without limitation, the Asset Transaction, the Bridge Conversion and the issuance of the Consulting Warrants are collectively referred to as the “Other Transactions.”

As an inducement to the PIPE Transaction and the Other Transactions, the Key Shareholders (as defined herein), who collectively own 1,081,912 shares, or approximately 14.6% of the outstanding Issuer Common Stock (based on the 7,402,781 shares outstanding on August 12, 2003, as represented by the Issuer in the Restated Conversion Agreement) (such shares, the “Voting Agreement Shares”), have entered into voting agreements with Holdings, for itself and on behalf of all Bridge Lenders (the “Voting Agreements”) .  Pursuant to the Voting Agreements, each Key Shareholder agreed to vote all of its shares of Issuer Common Stock (and any additional shares of Issuer Common Stock that it may later acquire), to the extent required under applicable law, rule or regulation, in favor of (i) the Asset Transaction, (ii) the Bridge Conversion, (iii) the issuance of the Consulting Warrants, and (iv) such other actions as are approved by the Issuer’s board of directors in connection therewith (the “Contemplated Transactions”), and against any matter that is intended or could reasonably be expected to impede, interfere with, delay, postpone or adversely affect any of all of the foregoing matters.  In connection therewith, each Key Stockholder has irrevocably appointed Holdings as its lawful attorney and proxy to vote the Voting Agreement Shares for the Contemplated Transactions at each meeting of the Issuer’s shareholders and every written consent in lieu of such meeting.  Holdings has voting control with respect to the Voting Agreement Shares.  As nominee, Holdings does not have voting or dispositive power with respect to any other Issuer Common Stock.

Under the Voting Agreements, the Key Shareholders also agreed to not sell or otherwise dispose of the shares of Issuer Common Stock subject to such agreements except in certain limited circumstances.  The Voting Agreements terminate upon the earlier to occur of (i) closing of the Other Transactions, or (ii) the last valid termination of the agreements giving effect to the Other Transactions, unless otherwise terminated by the parties.  For the purposes hereof, the “Key Shareholders” consist of the following directors, executive officers and shareholders of the Issuer: Ravindra Koka; the Ravindra Koka Annuity Trust I; the Ravindra Koka Annuity Trust II; Adam D.  Young; ADY Consulting Profit Sharing Keough; Adam D.  Young Qualified Annuity Trust; Dana Young; Glen Chatfield; Geetha Reddy; Shyamala Reddy; T.N.  Rajshekhar Reddy; T.N.  Prithvi Reddy; and Nikhil Reddy Brochini.

References to and descriptions of the PIPE Agreement, the Voting Agreement, the Conversion Agreement, the Consulting Agreement and the Consulting Warrants, the Restated Conversion Agreement, and the Restated Consulting Agreement and the Consulting Warrants as set forth in this Item 4 are qualified in their entirety by reference to the PIPE Agreement, the Voting Agreement, the Conversion Agreement, the Consulting Agreement and the Consulting Warrants, the Restated Conversion Agreement, and the Restated Consulting Agreement and the Consulting Warrants included as Exhibits 1, 2, 3, 4, 5, 6, 7, and 8 respectively, to the Schedule 13D and the Amendment, which are incorporated by reference in their entirety in this Item 4.

(h) Not applicable.
(i) Not applicable.

(j) Not applicable.

Item 5.	Interest in Securities of the Issuer
Item 5 is amended and restated in its entirety as follows:

(a)-(b)               Mr. Khosla has voting and dispositive power with respect to 1,205,354 issued and outstanding shares of SEEC common stock.  Based on the 7,402,781 shares of SEEC common stock outstanding as of August 12, 2003, this represents 16.3% of the outstanding SEEC common stock.  This amount consists of the following: (i) 22,973 shares held directly by Mr. Khosla; (ii) 937,042 shares held by KPCB IX-A; (iii) 28,929 shares held by KPCB IX-B; and (iv) 216,410 shares held by certain other persons associated with KPCB Associates.  Mr. Khosla has sole voting and dispositive power with respect to the shares listed in (i), and shared voting and dispositive power with respect to the shares listed in (ii) through (iv).  KPCB Associates is the general partner of KPCB IX-A and KPCB IX-B.  Mr. Khosla expressly disclaims beneficial ownership of any shares of SEEC stock not held directly by him.

KPCB Associates has shared voting and dispositive power with respect to 1,182,381 issued and outstanding shares of SEEC common stock.  Based on the 7,402,781 shares of SEEC common stock outstanding as of August 12, 2003, this represents 16.0% of the outstanding SEEC common stock.  This amount consists of the following: (i) 937,042 shares held by KPCB IX-A; (ii) 28,929 shares held by KPCB IX-B; and (iii) 216,410 shares held by certain other persons associated with KPCB Associates.  KPCB Associates is the general partner of KPCB IX-A and KPCB IX-B.

KPCB IX-A holds directly 937,042 issued and outstanding shares of SEEC common stock.  KPCB IX-A shares voting and dispositive power with respect to these shares.  Based on the 7,402,781 shares of SEEC common stock outstanding as of August 12, 2003, this represents 12.7% of the outstanding SEEC common stock.

KPCB IX-B holds directly 28,929 issued and outstanding shares of SEEC common stock.  KPCB IX-B shares voting and dispositive power with respect to these shares.  Based on the 7,402,781 shares of SEEC common stock outstanding as of August 12, 2003, this represents 0.4% of the outstanding SEEC common stock.

Holdings has sole voting power with respect to 1,081,912 shares held by certain SEEC stockholders and subject to the Voting Agreements (as described in Item 4 hereof).  Holdings does not have voting or dispositive power with respect to any other Issuer Common Stock.

The Reporting Persons’ beneficial ownership calculated for purposes of this Schedule l3D exclude any shares which may be acquired pursuant to the Other Transactions (as defined in Item 4 hereof).  As noted in Item 4, completion of the Other Transactions is subject to certain conditions, including shareholder approval.

(c)                                  Except as described in Item 3 of the Schedule 13D and Item 4 hereof, no Reporting Person nor any individual listed on Appendix 1 to this Schedule l3D has effected any transactions in Issuer Common Stock during the past 60 days.

(d) Not Applicable.
(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits
The following documents are filed as exhibits to supplement the exhibits previously filed with the Schedule 13D:
6. Restated Consent and Agreement dated as of August 14, 2003, by and among KPCB Holdings, Inc., the Issuer, Sherwood Partners, Inc. and Asera, Inc.

7. Restated Consulting Agreement dated as of August 14, 2003, by and between KPCB Holdings, Inc. and the Issuer.
8. Form of Warrants to be issued pursuant to the Restated Consulting Agreement dated as of August 14, 2003, by and between KPCB Holdings, Inc. and the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2003	/s/ VINOD KHOSLA
Vinod Khosla

Dated: August 14, 2003	KPCB IX ASSOCIATES, LLC
By:	/s/ VINOD KHOSLA
Name:	Vinod Khosla
Title:	Senior Vice President

Dated: August 14, 2003	KLEINER PERKINS CAUFIELD & BYERS IX-A, L.P.
By:	/s/ VINOD KHOSLA
Name:	Vinod Khosla
Title:	Senior Vice President

Dated: August 14, 2003	KLEINER PERKINS CAUFIELD & BYERS IX-B, L.P.
By:	/s/ VINOD KHOSLA
Name:	Vinod Khosla
Title:	Senior Vice President

Dated: August 14, 2003	KPCB HOLDINGS, INC.
By:	/s/ JOHN A. DENNISTON
Name:	John A. Denniston
Title:	President

JOINT FILING STATEMENT

Pursuant to Rule 13d-l(k)(1), we, the undersigned, hereby express our agreement that the attached Schedule l3D/A is filed on behalf of each of us.

Dated: August 14, 2003	/s/ VINOD KHOSLA
Vinod Khosla

Dated: August 14, 2003	KPCB IX ASSOCIATES, LLC
By:	/s/ VINOD KHOSLA
Name:	Vinod Khosla
Title:	Senior Vice President

Dated: August 14, 2003	KLEINER PERKINS CAUFIELD & BYERS IX-A, L.P.
By:	/s/ VINOD KHOSLA
Name:	Vinod Khosla
Title:	Senior Vice President

Dated: August 14, 2003	KLEINER PERKINS CAUFIELD & BYERS IX-B, L.P.
By:	/s/ VINOD KHOSLA
Name:	Vinod Khosla
Title:	Senior Vice President

Dated: August 14, 2003	KPCB HOLDINGS, INC.
By:	/s/ JOHN A. DENNISTON
Name:	John A. Denniston
Title:	President

EXHIBITS

Exhibit No.	Description
6.	Restated Consent and Agreement dated as of August 14, 2003, by and among KPCB Holdings, Inc., the Issuer, Sherwood Partners, Inc. and Asera, Inc.

7.	Restated Consulting Agreement dated as of August 14, 2003, by and between KPCB Holdings, Inc. and the Issuer.

8.	Form of Warrants to be issued pursuant to the Restated Consulting Agreement dated as of August 14, 2003, by and between KPCB Holdings, Inc. and the Issuer.